Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 31, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Invitation to the Shareholders’ Meeting
Agenda and Proposals
Organizational Notes
SIGNATURES

Swisscom AG, Group Legal Services, 3050 Bern

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Date	March 31, 2005
your contact	Stephan Wiederkehr, +41 31 342 16 58
subject	Swisscom AG (File Nr. 1-14860)

Ladies and Gentlemen,

please find herewith the following key features of Swisscoms’ seventh shareholders’ meeting and of Swisscoms’ dividend.

Date and place:	April 26, 2005 in Lucerne
date of the ex dividend	April 28, 2005
maturity	April 29, 2005
dividend/share (gross)	CHF 14*

*	according to the Board of Directors of March 7, 2005

Attached is also the invitation to the shareholders’ meeting.

Very truly yours,

Swisscom AG
Group Legal Services

/s/ Stephan Wiederkehr

Stephan Wiederkehr
Head of Corporate & Financial Law

Swisscom AG
Group Legal Services	Tel. 031 342 16 58	e-mail:
3050 Bern	Fax 031 342 76 08	stephan.wiederkehr@swisscom.com

Invitation to the Shareholders’ Meeting

Dear Shareholder,

We are pleased to invite you to the 7th Shareholders’ Meeting of Swisscom AG.
The meeting is scheduled for Tuesday, 26 April 2005 at 3.00 p.m. in the SwissLifeArena, Eisfeldstrasse 2, Lucerne. Doors will open at 2.00 p.m.

Agenda and Proposals

1.	Annual Report, Annual Financial Statement and Consolidated Financial Statements for fiscal year 2004, Reports of the Statutory and Group Auditors

A. Proposal The Board of Directors proposes that the Annual Report, the annual financial statement and the consolidated financial statements for fiscal year 2004 be approved.

B. Explanatory Notes
Swisscom increased its consolidated net revenue year-on-year by 0.3 per cent to CHF 10,057 million. Operating income (EBIT) amounted to CHF 2,705 million in fiscal year 2004. The consolidated financial statements reported net income of CHF 1,594 million. Net earnings per share amounted to CHF 24.63.
For the year ended 31 December 2004, Swisscom AG (holding company) posted net income of CHF 2,399 million and retained earnings of CHF 4,218 million.
The statutory and group auditors KPMG Klynveld Peat Marwick Goerdeler SA recommend in their reports to the Shareholders’ Meeting that the consolidated financial statements for the year ended 31 December 2004 and the annual financial statement of Swisscom AG for the year ended 31 December 2004 be approved.

2.	Appropriation of Retained Earnings and Declaration of Dividend

A. Proposal
The Board of Directors proposes that the retained earnings of CHF 4,218 million for fiscal year 2004 be appropriated as follows: CHF 861 million as dividend payments and CHF 3,357 million to be carried forward to the next fiscal year.

B. Explanatory Notes
The Board of Directors proposes that the dividend be set at CHF 14 per share. Provided the Shareholders’ Meeting approves this proposal, a net dividend of CHF 9.10, after deduction of a 35 per cent withholding tax, will be paid out on 29 April 2005.
In addition to this payout, Swisscom AG also plans to execute a share buyback this year.

3.	Reduction of Share Capital

A. Proposal The Board of Directors proposes:

•	that the share capital be reduced by CHF 4,720,500, from CHF 66,203,261 to CHF 61,482,761 by cancellation of the shares acquired through the 2004 share buyback programme;

•	that it be declared on the basis of the special auditor’s report as per Art. 732, Para 2 of the Swiss Code of Obligations (OR), that the claims of creditors be met in full despite the reduction in share capital;

•	an amendment to Section 3.1.1 of the articles of incorporation as follows: «The share capital of the Corporation is CHF 61,482,761 divided into 61,482,761 registered shares with a par value of CHF 1 each. The shares are fully paid in.»

B. Explanatory Notes
At the 2004 Shareholders’ Meeting, the Board of Directors announced that Swisscom AG planned to buy back shares to a maximum value of CHF 2,000 million in order to be able to channel unneeded cash and cash equivalents back to the shareholders. The share buy-back scheme was successfully launched in May 2004 and concluded in December 2004. During this period, Swisscom AG bought back 4,720,500 shares via the second trading line specially set up on the virt-x trading platform for the share buyback. This corresponds to 7.13 per cent of the share capital. The average price per share amounted to CHF 423.68; the total value of the buyback amounted to some CHF 2,000 million.

The reduction of share capital results in an increase in the percentage of shares held by the principal shareholder. With hindsight, following entry of the amendment to the Articles of Incorporation in the Commercial Register, the Swiss Confederation will hold 66.1 per cent of all shares issued.

The Board of Directors proposes to the Shareholders’ Meeting that the cancellation of the 4,720,500 shares be approved and the share capital be reduced accordingly in Section 3.1.1 of the articles of incorporation.

4.	Discharge of the Members of the Board of Directors and the Executive Board

A. Proposal The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Board for fiscal year 2004.

5.	Elections to the Board of Directors

Peter Küpfer, Dr. André Richoz and Helmut Woelki shall retire from the Board of Directors on the date of the 2005 Shareholders’ Meeting. The Board of Directors wishes to thank them for their seven years of committed service.

Dr. Markus Rauh, Jacqueline Françoise Demierre, Michel Gobet, Dr. Torsten G. Kreindl and Richard Roy shall stand for re-election. Due to the statutory limitation of the term of office to eight years, Dr. Markus Rauh and Jacqueline Françoise Demierre may only be re-

elected for one year. Further information on the persons put forward for re-election can be found in the 2004 Annual Report publication, in the Corporate Governance chapter of the 2004 Financial Report section, and can be viewed on the internet at www.swisscom.com/ir.

The statutory provisions entitle the Swiss Confederation to deputise representatives to the Board of Directors of Swisscom AG. The election of the Federal Representative does not therefore fall within the field of competence of the Shareholders’ Meeting.

The Federal Government has seconded Felix Rosenberg, from Beinwil (Freiamt) AG and residing in Frauenfeld, until 2007.

Fides P. Baldesberger, Dr. Anton Scherrer and Othmar Vock are proposed as new members of the Board of Directors.

5.1	Re-Election of the Chairman of the Board of Directors

A. Proposal
The Board of Directors proposes that Dr. Markus Rauh, from St. Gallen, residing in Mörschwil, be re-elected for a one-year term of office as a member and Chairman of the Board of Directors of Swisscom AG.

B. Explanatory Notes
Dr. Markus Rauh (born 1939) has presided over the Board of Directors for the past seven years. He is a member of the three standing committees Finances, Auditing and Personnel and Organisation, which are chaired by other members. Dr. Markus Rauh has been a self-employed management consultant since 1999.

5.2	Election of the other Members of the Board of Directors

5.2.1	Re-Election of Jacqueline Françoise Demierre

A. Proposal
The Board of Directors proposes that Jacqueline Françoise Demierre, from Montet (Glâne), residing in Ittigen, be re-elected for a one-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Jacqueline Françoise Demierre (born 1954) has been a member of the Board of Directors and the Personnel and Organisation Committee for the past seven years as the employee representative. Since 2005, Jacqueline Françoise Demierre has been principally employed as the President of the Swiss Association for Asiatic Body and Energy Work (Schweizerische Verband für Asiatische Körper- und Energiearbeit (SVAKE)).

The proposal to re-elect Jacqueline Françoise Demierre until the end of the statutory maximum eight-year term of office was made on the suggestion of the unions CASC, PVB and Transfair.

5.2.2	Re-Election of Michel Gobet

A. Proposal
The Board of Directors proposes that Michel Gobet, from Villarsel-le-Gibloux (FR), residing in Neuenburg, be re-elected for a further two-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Michel Gobet (born 1954) was elected to the Board of Directors two years ago as an employee representative and is a member of the Personnel and Organisation Committee. Since 1999, he has been employed full-time as secretary of the Swiss union «Kommunikation».

5.2.3	Re-Election of Dr. Torsten G. Kreindl

A. Proposal
The Board of Directors proposes that Dr. Torsten G. Kreindl, from Austria, residing in Munich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Dr. Torsten G. Kreindl (born 1963) was elected to the Board of Directors two years ago and is a member of the Finance Committee. Since 1999, he has been a full-time partner of the venture capital company Copan Inc.

5.2.4	Re-Election of Richard Roy

A. Proposal The Board of Directors proposes that Richard Roy, from Germany, residing in Dreieich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Richard Roy (born 1955) was elected to the Board of Directors two years ago and is a member of the Auditing committee. He has been self-employed as a management consultant since 2002.

5.2.5	Election of Fides P. Baldesberger

A. Proposal The Board of Directors proposes that Fides P. Baldesberger, from Frick and Zollikon, residing in Lugano, be elected for a two-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Fides P. Baldesberger (born 1953) studied art history, archaeology and English literature and holds a lic. phil. I degree (master’s equivalent) as well as being a certified gemmologist (GG. GIA). In 1985, Fides P. Baldesberger assumed the management of Outils Rubis SA in Stabio and since 1987 has also been the Chairman of the Board of Directors. Fides P. Baldesberger has also been the sole shareholder of Outils Rubis SA since the 1990s. In 1988, Veuve Clicquot named Fides P. Baldesberger Manager of the Year. In 2001, she was also voted Entrepreneur of the Year by Ernst & Young in the category «Industry and High Tech».

Fides P. Baldesberger is a member of the Defence Commission of the Swiss Federal Department of Defence, Civil Protection and Sport, and sits on the board of trustees of the W.A. de Vigier Foundation for the promotion of young Swiss entrepreneurs and of the Foundation for the International Committee of the Red Cross.

5.2.6	Election of Dr. Anton Scherrer

A. Proposal The Board of Directors proposes that Dr. Anton Scherrer, from Zell, residing in Kilchberg, be elected for a one-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Dr. Anton Scherrer (born 1942) is a qualified engineer / agronomist, specialising in agricultural technology having graduated in microbiology from the Zurich College of Technology (ETH Zürich). From 1970 to 1973, Dr. Anton Scherrer headed the biological research laboratory and the experimental brewery at the trial facility of the Swiss brewing industry. From 1973 to 1976, he worked as plant manager and deputy manager of the Eglisau mineral spring and as deputy head of the Technology department of the Unifontes group. In 1977, Dr. Anton Scherrer moved to Brauerei Hürlimann, where he held a variety of managerial posts until his departure in 1991, so, from 1977 to 1982 as deputy manager and master brewer, 1983 as CTO, 1984 to 1989 as Chairman of the Executive Board and 1990 to 1991 as a delegate of the Board of Directors of Hürlimann Holding AG. In September 1991, he joined the Migros-Genossenschafts-Bund Zürich as a member of the Administrative Delegation and as head of the Industry department and in September 1995 was appointed Vice Chairman. From January 1997 to September 2001, Dr. Anton Scherrer headed the Industry & Logistics department and subsequently the

Coordination, Culture and Social Welfare department. At the same time, Dr. Anton Scherrer was appointed Chairman of the Administrative Delegation of the Migros-Genossenschafts-Bund in September 2001. Since January 2003, Dr. Anton Scherrer has been Chairman of the Executive Board of the Migros-Genossenschafts-Bund. In this capacity, he manages the retail trade committee of the cooperatives and is Chairman of the Board of Directors of the large group of companies including Migrosbank, the Globus group and international travel organiser Hotelplan.

Towards the end of June 2005, Dr. Anton Scherrer will be retiring from his managerial posts with the Migros-Genossenschafts-Bund.

The Board of Directors has resolved to put forward Dr. Anton Scherrer for election as Dr. Markus Rauh’s successor as Chairman of the Board of Directors at next year’s Shareholders’ Meeting. Accordingly, the Board of Directors proposes to this year’s Shareholders’ Meeting that Dr. Anton Scherrer for the time being be elected for a one-year term of office as a member of the Board of Directors. During this year he shall act as Deputy Chairman.

5.2.7	Election of Othmar Vock

A. Proposal The Board of Directors proposes that Othmar Vock, from Zurich, residing in Itingen, be elected for a two-year term of office as a member of the Board of Directors.

B. Explanatory Notes
Othmar Vock (born 1943) graduated from the business school of the Winterthur College of Technology, holds a degree in Business Administration and Financial Management from the American Management Association and is a qualified export manager. Othmar Vock also completed an IMEDE (International Institute for Management Development) Executive Development Program. From 1967 to 1984, Othmar Vock held various posts at the former Ciba-Geigy Group (Brazil and Switzerland), initially as assistant to the General Manager and head of the group’s secretary’s office. As secretary to the management committee he was also responsible for internal audits, taxes and legal affairs in Brazil. He later took on the management of the Finance department of the newly merged corporation in Brazil as well as most recently in Basle the management of the Credit Management department including commercial financing, loan insurance and counter trades. In 1985, Othmar Vock switched to the Roche Group (Switzerland), taking over the Financial Coordination department in the EAME (Europe, Africa and Middle East) region. Later, Othmar Vock was responsible for financial controlling in the international companies and was named director of internal auditing. In 1994, Othmar Vock took on the role of the Chief Financial Officer for the Fragrance/Flavours business unit (today Givaudan SA, Geneva) and in 2000, also became a member of the Executive Board in his capacity as Chief Financial Officer of newly established Givaudan SA. At the end of 2004, Othmar Vock retired from Givaudan SA due to his age.

Othmar Vock is a member of the listing committee of the SWX Swiss Exchange.

The Board of Directors intends to entrust Othmar Vock with the management of the Audit committee.

6.	Election of Statutory Auditors and Group Auditors

A. Proposal The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA of Muri, near Berne, be re-elected as statutory auditors and Group auditors for a one-year term.

B. Explanatory Notes
KPMG Klynveld Peat Marwick Goerdeler SA has acted as auditors for Swisscom AG for one year. Detailed information on the independence of KPMG Klynveld Peat Marwick Goerdeler SA, the costs and the chief auditors are contained in the 2004 Annual Report publication, in the Corporate Governance chapter of 2004 Financial Report section, and can be downloaded on the internet at www.swisscom.com/ir.

Organizational Notes

•	Annual Report publication, Reports of Statutory Auditors and Group Auditors

The Annual Report publication consisting of the Annual Report, the annual financial statement and the consolidated financial statements as of 31 December 2004, as well as the reports of the statutory auditors and Group auditors, are available for inspection at the company headquarters (Swisscom AG, Alte Tiefenaustrasse 6, CH-3048 Worblaufen). The Annual Report can also be viewed on the Swisscom AG website at www.swisscom.com/ir or ordered from Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten, using the enclosed application form (please check the appropriate box).

•	Admission Cards and Voting Documents

Please return your application form as soon as possible. Admission cards and voting documents will be dispatched between 15 April and 19 April 2005. Due to time constraints we cannot post the admission card and voting documents after 20 April 2005. In the event that you do not receive your admission card and voting documents, please go to the reception desk (GV desk) prior to the start of the Shareholders’ Meeting, where you will be given your admission card and voting documents in person upon presentation of proof of identity.

•	Entitlement to Vote and Closure of the Share Register

All shareholders of Swisscom AG registered with voting rights in the Share Register at 4 p.m. on 22 April 2005 are entitled to vote at the Shareholders’ Meeting. If your admission card is no longer valid due to the fact that you have sold or purchased shares, please present the admission card at the reception desk (GV desk) prior to the start of the Shareholders’ Meeting so that we can issue new documents to you.

The Share Register will remain closed from 4 p.m. on 22 April until 29 April 2005.

•	Proxy

You may arrange to be represented by another registered shareholder or a legally appointed representative.

You may also choose to be represented at the Shareholders’ Meeting by
•	Swisscom AG as corporate proxy or
•	Dr Markus Uhl, Attorney, PO Box, CH-8034 Zurich, as independent proxy or
•	Your bank as custodial proxy as defined in Art. 689d of the Swiss Code of Obligations (OR)

If appointing a proxy, please use only the proxy form on the application or admission card.

•	Custodial Proxy

Custodial proxies as per Art. 689d of the Swiss Code of Obligations (OR) are asked to inform the Share Register (Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten) of the number and the par value of the shares they are representing as soon as possible, but no later than the day of the Shareholders’ Meeting at the reception desk (GV desk). Custodial proxies may be either institutions governed by the Federal Law on Banks and Savings Banks or professional asset managers.

•	Early Departure from the Meeting

If you leave the Shareholders’ Meeting before it has ended, please present your unused voting documents at the exit so that the change in attendance can be recorded.

•	Translation

The Shareholders’ Meeting will be conducted in German with simultaneous translation into English and French.

•	Minutes

The minutes of the Shareholders’ Meeting will be available for inspection from 17 May until 18 July 2005 at company headquarters and on the internet at www.swisscom.com/ir.

•	Webcast

The Shareholders’ Meeting will be broadcasted live on 26 April 2005 at www.swisscom.com/ir.

•	Additional Information

We recommend that you use public transport. There are no parking spaces at the SwissLifeArena. If you do come by car, please use the car park next to Lucerne railway station. From Lucerne station, take bus number 6, 7, 8 or 21 to the SwissLifeArena.

The admission card entitles you to travel free on these busses to the arena. You will receive a ticket for the return journey at the Shareholders’ Meeting.

All participants are cordially invited to stay for refreshments after the Shareholders’ Meeting.

If you have any questions regarding the Shareholders’ Meeting, please contact our Share Register Call Centre directly (freephone 0800 800 512, only within Switzerland) or send an e-mail to: investor.relations@swisscom.com.
Further information is also available at www.swisscom.com/ir.

Yours sincerely, Swisscom AG Board of Directors

Dr Markus Rauh, Chairman

Enclosures:
•	Reply envelopes (Swisscom AG / independent voting proxy)
•	Application with proxy form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 31, 2005	by:	/s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel Head of Corporate & Financial Law